SIDLEY AUSTIN LLP 787 Seventh Avenue NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 10, 2024

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Post-Effective Amendment No. 91 to the Registration Statement

on Form N-1A of BlackRock ETF Trust (the “Trust”) on behalf of its series, iShares

FinTech Active ETF (fka “BlackRock Future Financial and Technology ETF”)

Dear Mr. Orlic:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 91 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series iShares FinTech Active ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on October 10, 2024.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Mr. David Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

October 10, 2024

“Commission”) on September 24, 2024 regarding the Trust’s Post-Effective Amendment No. 83 to its Registration Statement filed with the Commission on August 9, 2024 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments for the Fund are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General

Comment 1:  Please provide the Staff with the draft comment responses and completed fee table, expense examples and performance information for the Fund at least one week before effectiveness of the Registration Statement.

Response: Draft comment responses and completed fee table, expense examples and performance information were provided supplementally to the Staff on October 7, 2024. A revised fee table was provided supplementally to the Staff on October 9, 2024.

Prospectus: Fees and Expenses of the Fund

Comment 2: The Staff notes that footnote 2 indicates that the Other Expenses rounded to 0.00%. Please confirm that this remains accurate.

Response: The Fund confirms that Other Expenses continue to round to 0.00%.

Comment 3: The Staff notes the contractual management fee waiver referenced in footnote 1 to the fee table. If applicable, please disclose whether the management fee waiver pursuant to the contractual agreement can be recouped by BlackRock Fund Advisors in subsequent periods.

Response: The Fund confirms that BlackRock Fund Advisors may not “recoup” any waivers under the contractual agreement for the Fund referenced in footnote 1.

Prospectus: Principal Investment Strategies

Comment 4: The Staff notes the disclosure that states: “BFA determines, in its discretion, whether a company is a financials or information technology company.” Please disclose the factors that BFA considers when making that determination.

October 10, 2024

Response: Fund management currently expects to utilize one or more widely recognized market indexes or rating group indexes in determining whether a company is a financials or technology company. Upon consideration of the Staff’s comment, the Fund has removed the disclosure.

Comment 5: The Staff notes the disclosure stating: “The Fund may invest in companies involved in the development and/or use of blockchain technologies.” It is our understanding that “companies involved in the development and/or use of blockchain technologies” does not include, for example, pooled investment vehicles that seek to track the price performance of a digital asset or digital assets by investing directly or indirectly in such digital asset(s), including bitcoin and ether. If so, please provide clarifying disclosure that the Fund does not seek to make such investments. Please also briefly describe the types of operating companies involved in the development and/or use of blockchain technologies in which the Fund may invest (e.g., companies that operate digital asset trading platforms, companies that engage in bitcoin mining, or companies that develop and provide blockchain-related software, hardware, or services). Provide, for context, a description of blockchain technologies and digital assets, and in the Principal Risks section, please discuss the highly speculative and volatile nature of the native digital assets of public, permissionless blockchains such as Bitcoin and Ethereum, as well as the impediments and challenges to the broad adoption of these technologies for their intended use cases. In terms of your description of these digital assets as digital commodities, please also address the risk that digital assets may be determined to be offered and sold as investment contracts, and thus as securities, and that activities related to such digital assets, including digital asset-based businesses, could thus be determined to be conducted out of compliance with regulation. We note that the Commission has alleged that a number of digital assets are being offered and sold as such and, for example, has brought enforcement actions against operators of digital asset trading platforms.

Response: The Fund has added the following disclosure to the sections entitled “Fund Overview – Principal Investment Strategies” and “More Information About the Fund - Additional Information on Principal Investment Strategies” in response to the Staff’s comment:

“The Fund does not intend to invest directly in digital assets (including bitcoin and ether) or in pooled investment vehicles that seek to track the price performance of such digital assets. However, the Fund may invest in companies involved in the development and/or use of blockchain technologies, including companies that provide technology or services which support a digital exchange or payment network (such as banks, payment service

October 10, 2024

providers, or other financial services companies) or hold cryptocurrency assets on their balance sheet (including publicly traded operating companies in unrelated industries).”

The Fund has also revised the following disclosure in the third paragraph of “Fintech Risk” in the sections entitled “Fund Overview – Summary of Principal Risks” and “More Information About the Fund – A Further Discussion of Principal Risks” in response to the Staff’s comment as follows:

“Fintech companies that actively engage in blockchain technology are subject to risks that blockchain technology may not be widely adopted or may never develop optimized transactional processes that lead to realized economic returns for the fintech companies. Furthermore, a lack of regulation on digital commodities and the associated platforms and lack of liquid markets for digital assets, as well as the highly speculative and volatile nature of many digital assets, may also adversely impact an investment in the Fund. Future regulatory developments may impact the Fund’s ability to invest or remain invested in digital asset-based businesses.”

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn
Jessica Holly
Andrew M. Friedman